Exhibit 99.26

NWT URANIUM CORP.

NOTICE OF CHANGE OF AUDITOR
(Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations)

To: McGovern, Hurley, Cunningham, LLP

Reference is made to your resignation as auditor of NWT Uranium Corp. (the “Corporation”) effective as of December 3, 2008 at the request of the board of directors of the Corporation.

Your resignation and the appointment of MSCM LLP as new auditors for the Corporation have been considered and approved by the audit committee of the board of directors of the Corporation and the board of directors of the Corporation.

There are no reservations in the auditor's reports on the Corporation's prior annual financial statements or any “reportable events” (as defined in Section 4.11 of National Instrument 51-102) that are relevant to this determination.

DATED as of this 3rd day of December, 2008.

NWT URANIUM CORP.

Per:	(Signed) Raphael Danon
Raphael Danon
Chief Financial Officer